EXHIBIT 99.1

CONTACT: Nelson F. Isabel

Vice-President, Investor Relations and Corporate Communications

 (905) 286-3000

For Immediate Release:

BIOVAIL APPOINTS LLOYD SEGAL
TO COMPANY’S BOARD OF DIRECTORS

TORONTO, Canada, December 10, 2007 — Biovail Corporation (NYSE, TSX: BVF) today announced that Canadian pharmaceutical industry veteran Lloyd M. Segal, Chief Executive Officer of Thallion Pharmaceuticals Inc. of Montreal, has been appointed to Biovail’s Board of Directors.

Mr. Segal’s appointment is effective immediately.

“We’re delighted to welcome Lloyd Segal to Biovail’s Board of Directors,” said Dr. Douglas Squires, Interim Chairman of the Board and the Company’s CEO. “Mr. Segal’s appointment provides pharmaceutical industry expertise upon which both the Board, and the Company’s management team, can draw as Biovail moves through the next phase of its development.”

Mr. Segal served as President and CEO of Caprion Pharmaceuticals of Montreal from 1998 until its merger earlier this year with Ecopia BioSciences to form Thallion Pharmaceutials, a biotechnology company focused on the development of new treatments for underserved markets in the areas of oncology and infectious disease. He was previously a management consultant with McKinsey & Co., and President and CEO of Advanced Bioconcept Ltd., which was sold to NEN Life Sciences (now Perkin-Elmer) in 1998.

Mr. Segal is currently a member of the Board of Directors at GBC North American Growth Fund, Inc., one of Canada’s leading growth-oriented mutual funds. He is also a member of the Brandeis

University Science Advisory Council. Previously, Mr. Segal was a member of the Board of Directors of BIOTECanada, Canada’s national biotechnology industry association. He has also served on the boards of both TSX and NASDAQ-listed public companies, and privately held companies in the health-care industry.

Mr. Segal received his Masters Degree in Business Administration from Harvard Business School in Cambridge, MA. He also holds a Bachelor of Arts degree in Politics from Brandeis University in Waltham, MA.

About Biovail Corporation

Biovail Corporation is a specialty pharmaceutical company, engaged in the formulation, clinical testing, registration, manufacture, and commercialization of pharmaceutical products utilizing advanced drug-delivery technologies. For more information about Biovail, visit the Company’s Web site at www.biovail.com.

For further information, please contact Nelson F. Isabel at 905-286-3000 or send inquiries to ir@biovail.com.